EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Brynn Barsony
Submission Contact Phone Number	908-713-4329
Exchange	NASD
Confirming Copy	off
Filer CIK	0000920427
Filer CCC	xxxxxxxx
Period of Report	04/26/12
Item IDs	5.07
Notify via Filing website Only	off
Emails	laurie.cook@unitybank.com
	brynn.barsony@unitybank.com
	amy.wasserbach@unitybank.com
	alan.bedner@unitybank.com

Documents

8-K	**form_8k.htm**
	Unity Bancorp Form 8-K - Results of Elections
GRAPHIC	**bancorplogo.jpg**
	Unity Bancorp Logo
8-K	**submissionpdf.pdf**
	PDF Version of Form 8-K

Module and Segment References

SEC EDGAR XFDL Submission Header

```xml
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Brynn Barsony</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>908-713-4329</value></field>
                <popup sid="SubSro_sroId_"><value>NASD</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000920427</value></field>
                <field sid="SubFiler_filerCcc_"><value>xwky#pc9</value></field>

                <field sid="SubTable_periodOfReport_"><value>04/26/12</value></field>
                <combobox sid="SubItem_itemId_"><value>5.07</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>form_8k.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>Unity Bancorp Form 8-K - Results of Elections</value></field>
                <data sid="data1"><filename>form_8k.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>bancorplogo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_1"><value>Unity Bancorp Logo</value></field>
                <data sid="data2"><filename>bancorplogo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>8-K</value></combobox>
                <field sid="SubDocument_description_2"><value>PDF Version of Form 8-K</value></field>
                <data sid="data3"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>laurie.cook@unitybank.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>brynn.barsony@unitybank.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>amy.wasserbach@unitybank.com</value></field>
                <field sid="SubInternet_internetAddress_3"><value>alan.bedner@unitybank.com</value></field>
        </page>
</XFDL>
```

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

April 26, 2012
Date of Report (Date of earliest event reported)

_____



UNITY BANCORP, INC.
(Exact Name of Registrant as Specified in its Charter)

New Jersey
(State or Other Jurisdiction of Incorporation)

1-12431
(Commission File Number)

22-3282551
(IRS Employer Identification No.)

**64 Old Highway 22
Clinton, NJ 08809**
(Address of Principal Executive Office)

(908) 730-7630
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07 Submission of Matters to a Vote of Security Holders

Clinton, NJ – Unity Bancorp, Inc. (NASDAQ: UNTY), parent company of Unity Bank, held its Annual Meeting of shareholders on April 26, 2012. A total of 6,505,450 of the Company's shares were present or represented by proxy at the meeting. The Company's shareholders took the following action:

Proposal #1 Election of Directors

The following three directors were nominated to serve for three-year terms expiring at the Company's Annual Meeting in 2015. Results of the election are as follows:

	Number of Votes		
Name	*For*	*Withold*	*Broker Non-Votes*
Dr. Mark S. Brody	4,037,364	62,830	2,405,256
Charles S. Loring	3,969,056	131,138	2,405,256
Raj Patel	4,047,160	53,034	2,405,256

Proposal #2 Advisory Vote on Executive Pay-for-Performance Compensation

Under the American Recovery and Reinvestment Act, companies that participate in any assistance programs administered by the United States Department of the Treasury, including the Capital Purchase Program ("CPP"), are required to provide shareholders the opportunity to vote on a non-binding advisory proposal to approve the compensation of executives. The Company closed an investment with the U.S. Treasury under the CPP on December 5, 2008. Accordingly, the Company's shareholders are entitled to cast a non-binding advisory vote on the compensation of the Company's executive officers. Results of the election are as follows:

	Number of Votes
For	3,641,557
Against	383,194
Abstained	40,811
Broker Non-Votes	2,439,888

Proposal #3 The Ratification of the Selection of McGladrey & Pullen, LLP, as the Company's Independent External Auditors for the Year Ending December 31, 2012

The Audit Committee has appointed the firm of McGladrey and Pullen, LLP, to act as our independent registered public accounting firm and to audit our consolidated financial statements for the fiscal year ending December 31, 2012. This appointment will continue at the pleasure of the Audit Committee and is presented to the stockholders for ratification as a matter of good governance. Results of the election are as follows:

	Number of Votes
For	6,473,162
Against	23,131
Abstained	9,157
Broker Non-Votes	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITY BANCORP, INC.

Date: May 1, 2012	By:	/s/ Alan J. Bedner, Jr.
		Alan J. Bedner, Jr.
		EVP and Chief Financial Officer